Exhibit K.6

Hercules Technology

Growth Capital, Inc.

Four Palo Alto Square

3000 El Camino Real, Suite 200

Palo Alto, CA 94306

February 22, 2005

Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, CA 94111

Ladies and Gentlemen:

Hercules Technology Growth Capital, Inc. (the “Company”) and Farallon Capital Management, L.L.C. (“Farallon”) hereby agree as follows:

(1) The parties hereto agree that the letter agreement dated as of June 22, 2004 by and among the Company, Farallon, JMP Asset Management LLC is hereby terminated with no continuing rights, obligations or liabilities of the Company or Farallon thereunder.

(2) Until such time as the rights granted hereunder to Farallon terminate in accordance with the terms of this letter agreement, Farallon shall have the right to recommend one person to the nominating committee of the Company’s board of directors for consideration as a nominee to the Company’s board of directors, provided that such person would not be considered an “interested person” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”).

(3) Reference is made to the Registration Rights Agreement dated June 22, 2004 between the Company and JMP Securities LLC (the “Registration Rights Agreement”). Capitalized terms used in this paragraph 3 and not otherwise defined in this letter agreement shall have the meaning ascribed to such term in the Registration Rights Agreement. If, after the Shelf Registration Statement is effective, investment funds controlled by Farallon acquire Registrable Securities (or Warrants that are then eligible for registration pursuant to the Shelf Registration Statement) with an aggregate market value in excess of $1 million, then the Company will, subject to the provisions of Section 4(a) and Section 5 of the Registration Rights Agreement, prepare and file a supplement or post-effective amendment to such Shelf Registration Statement as soon as is reasonably practicable (but in any event within 3 months) following receipt of a written request therefor from Farallon for the purpose of adding such Registrable Securities or Warrants.

(4) To the maximum extent permitted by Maryland law and, to the extent applicable to the Company, the 1940 Act, each as in effect from time to time, the Company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to Derek Schrier to the extent such person is made or threatened to be made a party to a legal proceeding by reason of any acts or omissions by such person in approving or rejecting the Company’s investments in portfolio companies between June 22, 2004 and February 22, 2005 on behalf of Farallon. The indemnification and payment of expenses provided in this paragraph 4 shall not be deemed exclusive of or limit in any way other rights to which Derek Schrier may be or may become entitled under the Company’s bylaws, or any regulation, insurance, agreement or otherwise. Notwithstanding the foregoing, no provision of this paragraph 4 shall be effective to protect or purport to protect Derek Schrier against liability to the Company or its stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in his conduct in approving or rejecting the Company’s investments in portfolio companies between June 22, 2004 and February 22, 2005 on behalf of Farallon.

(5) Without the written consent of Farallon, the Company will not take any action to alter or repeal the Company’s board resolution adopted on June 9, 2004 in a manner that would cause a business combination with any of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P. or Farallon Capital Offshore Investors, Inc. to be subject to Section 3-602 of the Maryland General Corporation Law.

(6) Without the consent of Farallon, the Company will not amend Section 13 of its bylaws, as in effect on the date hereof, in a manner that would make Title 3, Subtitle 7 of the Maryland General Corporation Law applicable to an acquisition of the Company’s common stock by investment funds controlled by Farallon.

Unless earlier terminated in accordance with the terms of this letter agreement, the rights described herein shall terminate and be of no further force or effect as to Farallon on and after the first date that investment funds controlled by Farallon beneficially own less than 10% of the Company’s outstanding common stock, except that (i) the rights described in paragraph 3 shall terminate and be of no further force and effect at such time as the Registrable Securities referred to therein (as defined in the Registration Rights Agreement) are eligible for resale by Farallon without volume limitation under paragraph (k) of Rule 144 promulgated under the Securities Act of 1933, as amended, (ii) the rights described in paragraph 4 shall survive the termination of this letter agreement and all other rights hereunder, and (iii) the rights described in each of paragraph 5 and paragraph 6 shall terminate and be of no further force or effect on and after the date that is two years after the first date that investment funds controlled by Farallon beneficially own less than 10% of the Company’s outstanding common stock.

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If the foregoing correctly sets forth the understanding between the Company and Farallon, please so indicate in the space provided below for the purpose, whereupon this letter agreement shall constitute a binding agreement between the Company and Farallon.

Very truly yours,

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ Scott Harvey
Name:	Scott Harvey
Title:	Secretary and Chief Legal Officer

AGREED AND ACCEPTED:

FARALLON CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Raj Patel
Name:	Raj Patel
Title:	Managing Member

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